                                                                  EXHIBIT 2.10




                               PURCHASE AGREEMENT

                                 By and Between


                   RESIDENCE INN BY MARRIOTT, INC. ("Seller")

                                      and

                INNKEEPERS USA LIMITED PARTNERSHIP ("Purchaser")

                               TABLE OF CONTENTS



SECTION 1                 PURCHASE AND SALE OF PROPERTY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

SECTION 2                 PURCHASE PRICE AND DEPOSIT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

SECTION 3                 SETTLEMENT AND CLOSING DATE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

SECTION 4                 STUDY PERIOD  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

SECTION 5                 TITLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

SECTION 6                 SERVICE AGREEMENTS; LEASES; MANAGEMENT AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . 9

SECTION 7                 REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

SECTION 8                 COVENANTS PRIOR TO SETTLEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

SECTION 9                 DAMAGE, DESTRUCTION AND CONDEMNATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

SECTION 10                CONDITIONS TO SETTLEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

SECTION 11                CLOSING EVENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

SECTION 12                LIABILITY OF PURCHASER; INDEMNIFICATION BY SELLER; TERMINATION RIGHTS . . . . . . . . . . .  22

SECTION 13                BROKERAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

SECTION 14                GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

Exhibit A        Property Description
Exhibit B        Tangible Personal Property Inventory
Exhibit C        List of Licenses
Exhibit D        List of Existing Contracts and Leases
Exhibit E        Form of Management Agreement
Exhibit F        Form of Owner's Affidavit
Exhibit G        Form Special Warranty Deed
Exhibit H        Form Bill of Sale
Exhibit I        Form Assignment and Assumption Agreement
Exhibit J        Redemption and Registration Rights Agreement
Exhibit K        Partnership Agreement Amendment

                               PURCHASE AGREEMENT


         THIS PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the _____ day of September, 1996 (the "Effective Date"), by and between RESIDENCE INN BY MARRIOTT, INC., a Delaware corporation ("Seller"), and INNKEEPERS USA LIMITED PARTNERSHIP, a Virginia limited partnership ("Purchaser").

         In consideration of the Purchase Price (as hereinafter defined), the Deposit (as hereinafter defined), and the premises and the mutual covenants and conditions set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                         1 PURCHASE AND SALE OF PROPERTY

         A. Upon the terms and conditions hereinafter set forth, Seller agrees to sell, grant and convey, and Purchaser agrees to purchase and accept, in fee simple, all of Seller's right, title, equity and interest in and to the following (the following to be collectively referred to hereinafter as the "Property"):

                 1. A parcel of land commonly known as 800 and 900 Roundwood Drive located in the the City/Town of Scarborough, County of Cumberland, State of Maine as more fully described in Exhibit A attached hereto and incorporated herein by this reference and any privileges, rights, easements, hereditaments and appurtenances belonging to such parcel of land (collectively, the "Land").

                 2. The building constructed on the Land which is being used in connection with the operation of a hotel doing business as the Residence Inn by Marriott Hotel (the "Hotel") together with all other improvements, fixtures and other items of real estate located on the Land or within the building as of the date of this Agreement (collectively, the "Improvements") (the Land and Improvements are sometimes herein collectively referred to as the "Real Estate").

                 3. Any tangible personal property, including, without limitation, Consumables (as hereinafter defined), furniture, carpets, rugs, draperies, bedspreads, linens, china, glassware, flatware, uniforms, stationery, cleaning supplies and other guest supplies, hotel operating equipment, telephones, computer equipment, television sets and other equipment used in connection with the ownership or operation of the Hotel whether owned or leased by Seller (collectively, the "Furnishings") and all other machinery, equipment, furnishings, signs and other tangible personal property situated in or upon or used in connection with the operation or maintenance of the Real Estate or any part thereof (and not otherwise comprising part of the Improvements), as more particularly described on the inventory list prepared by Seller and attached hereto as Exhibit B (all of which Furnishings and other property set forth in this Section are hereinafter collectively referred to as the "Tangible Personal Property").

                 4. Seller's interest in all intangible personal property owned or possessed by Seller and used in connection with the Real Estate or the Tangible Personal Property, including, without limitation, the following described intangible property (hereinafter collectively referred to as the "Intangible Personal Property"):

                          a.      All licenses, certifications, authorizations,
approvals and permits identified in Exhibit C attached hereto (the "Licenses") issued or approved by any governmental authority and relating to the operation, ownership and maintenance of the Property or any part thereof, but only to the extent such licenses are transferable under law from Seller to Purchaser.

                          b.      All written contracts and equipment leases
identified in Exhibit D attached hereto which includes all service, maintenance, operating, repair, supply, purchase, consulting, professional service, advertising, promotion, public relations and other contracts and commitments with respect to the Property (hereinafter collectively referred to as "Contracts").

                          c.      All leases, licenses, subleases, tenancies,
concessions and similar agreements, and security deposits, if any, described on Exhibit D attached hereto (hereinafter collectively referred to as "Leases"), and all rights of the Seller thereunder which presently are in force with respect to the Property or any part thereof.

                          d.      All guaranties and warranties, if any, in
effect with respect to the Property or any portion thereof, but only to the extent such guaranties and warranties are transferable by Seller (hereinafter collectively referred to as "Guarantees").

                 5. Copies of all plans and specifications pertaining to the Property and the construction or operation thereof (the "Plans and Specifications") to the extent the same are in Seller's possession.

                 6. All deposits taken from guests, groups, conventions or others, and any amounts prepaid in connection with services to be rendered after the Closing Date.

         B. Notwithstanding anything contained in this Agreement to the contrary, Seller shall not be obligated to sell or otherwise convey to Purchaser, and Purchaser shall not be obligated to purchase, from Seller, the following, all of which shall remain the sole and exclusive property of Seller (collectively, the "Excluded Items"):

                 1. Any right, title or interest in the name "Marriott," "Residence Inn by Marriott"and any other marks used by Marriott International, Inc. ("Marriott") and its affiliates generally in connection with the Marriott hotel system.

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                 2.       Cash and all balances on deposit to the credit of
Seller with banking institutions and all cash equivalent investments, including without limitation, any FF&E reserve accounts and any working capital account.

                 3.       Non-transferable deposits.

                 4. All property, including without limitation, any trade fixtures, owned by tenants under the Leases (except to the extent of Seller's interest therein pursuant to the Leases).

                 5. All property owned by Seller which is not currently located on the Property, and which has heretofore been used by Marriott in connection with the Marriott hotel system generally, and not principally in connection with the operation of the Hotel.

                 6. Insurance policies covering any of the Property and all rights and claims thereunder (subject however to the provisions of Section
9).

                 7. All programs and software developed by or on behalf of Seller, Marriott and their affiliates in connection with their ownership and operation of the Hotel or the Marriott hotel system generally, including without limitation, any automated reservation system, accounting and payroll software, front office check-in and check-out, accounts receivable and group billing software; any business plans and lead sheets; legal, security management and loss prevention guidelines and manuals; any training manuals and videos developed by Seller, Marriott or their affiliates;

                 8. Any equipment owned by Seller's suppliers of coffee, orange juice, and other beverages and goods provided to Seller in connection with its purchase of such goods from such suppliers;

                 9. Any federal, state or other local tax returns filed by Seller or Marriott or any of their affiliates, canceled checks and bank statements, journals for revenues, period end files for reconciliation (collectively, "Retained Records") provided, however, that Purchaser may examine and photocopy the Retained Records prior to the Closing.

         C. In the event that the inventory list, the list of licenses and/or the list of contracts and leases to be attached hereto as Exhibits B, C and D, respectively, have not been completed and attached to this Agreement, the Seller agrees to use its best efforts to prepare the same and provide copies to Purchaser in the manner provided for giving notice hereunder and to attach the same to this Agreement within thirty (30) days of the Effective Date of this Agreement. The parties expressly agree that the Study Period (hereafter defined) shall not be extended as a result of the delivery of these items after the Effective Date.

                          2 PURCHASE PRICE AND DEPOSIT

         A. The purchase price of the Property (the "Purchase Price") is Six Million One Hundred Sixty Three Thousand Dollars ($6,163,000.00), which is subject to prorations and adjustments as provided in this Agreement and is payable as provided in Subsection B below. The parties agree to allocate the Purchase Price among Real Estate, Tangible Personal Property and Intangible Personal Property in a mutually acceptable manner prior to Closing.

         B. Seller agrees to accept as a credit against the Purchase Price units of Class A limited partnership interests in Purchaser (each, a "Unit," and collectively, the "Units") valued at Eight Hundred Fifty Nine Thousand Dollars ($859,000.00) (the "Unit Portion"). Seller's purchase of the Units and Seller's admission as a Class A Limited Partner shall be duly authorized, approved and evidenced, effective as of the Closing Date, as set forth in the Partnership Agreement Amendment attached hereto as Exhibit K. Upon execution and delivery of the Partnership Agreement Amendment by the parties thereto, the Units shall thereupon have been approved and authorized for issuance to Seller, Seller shall have been duly admitted as a Class A Limited Partner of Purchaser, and Seller shall be the owner of the Units, which shall be fully paid, nonassessable and free and clear of any and all liens, encumbrances, charges or other restrictions or third party rights of any kind, except as set forth in the Partnership Agreement of the Purchaser, as amended by the Partnership Agreement Amendment.

         C. For purposes of determining the number of Units to be delivered by Purchaser at the Closing, each Unit shall be deemed to have a value equal to the average of the closing prices of Innkeepers USA Trust common shares of beneficial interests ("Shares") on the New York Stock Exchange ("NYSE") (or if the Shares are no longer traded on the NYSE, the exchange on which Shares are traded) on each of the five (5) business days immediately preceding the business day before the Closing Date (as so determined, the "Unit Price"). The Seller shall receive certificates at the Closing representing the number of Units calculated by dividing the Unit Portion by the Unit Price. The certificates evidencing the Units will bear appropriate legends indicating (i) that the LP Units have not been registered under the Securities Act of 1933, as amended ("Securities Act"), and (ii) that Purchaser's Partnership Agreement restricts the transfer of Units.

         D. The Units may be redeemed upon notice delivered by Seller or Purchaser, as applicable in accordance with this Section 2 ("Redemption Notice"), for Shares or as set forth in Purchaser's Partnership Agreement, in accordance with the following:

                 1. The Seller may elect to redeem any or all of its Units from time to time from and after the first anniversary of the Closing Date, in which event Innkeepers USA Trust or Purchaser, as the case may be, shall redeem each Unit which Seller has elected to redeem for one (1) Share, unless the Redemption Price (as defined below) is less than the Unit Price. In the event the Redemption Price is less than the Unit Price, then Purchaser shall redeem each Unit (which Seller has elected to redeem) for a number of Shares equal to the Unit Price divided by the Redemption Price. The "Redemption Price" shall mean the dollar amount equal

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to the average of the closing prices of the Shares on the NYSE (or if the Shares are no longer traded on the NYSE, the exchange on which Shares are traded) for the five (5) business days immediately preceding the date Purchaser receives the Redemption Notice. For example, if the Unit Price is 10, and the Redemption
Price is 9, each Unit shall be redeemed for 1.11 Shares. Alternatively, if the Unit Price is 10 and the Redemption Price is 11, each Unit is redeemable for one Share.

                 2. Each Redemption Notice shall be accompanied by certificate(s) representing the Units to be redeemed, duly endorsed for transfer. In addition, Seller shall deliver any other documentation reasonably required by Purchaser to effect the redemption and transfer of the Units, by not later than three (3) days after the date of the Redemption Notice. The delivery of Shares shall be made by not later than five (5) days after the date of the Redemption Notice.

         E. The Seller acknowledges that the issuance of the Shares issuable upon redemption of the Units shall not have been registered under the applicable provisions of the Securities Act, as of the Closing Date. Purchaser shall use its best efforts to cause Innkeepers USA Trust to have declared effective by the Securities and Exchange Commission a registration statement ("Registration Statement") covering the issuance of Shares issuable upon redemption of the Units and/or the resale of such Shares and to ensure that the Registration Statement remains continually effective for a period of two (2) years after the first anniversary of the Closing Date (the "Registration Period"). Purchaser promptly will notify the Seller of the date that the Registration Statement covering the Shares is declared effective by the Securities and Exchange Commission.

                 1. In the event the Shares are not registered at any time when Seller delivers a Redemption Notice to Purchaser, each Unit may, at Seller's option, by delivery of a Redemption Notice to Purchaser, be redeemed for cash in the amount (the "Exchange Amount") of the greater of the Unit Price or the Redemption Price. Purchaser shall pay the Exchange Amount to Seller within three (3) business days after the date of the Redemption Notice.

                 2. Further, in the event the Registration Statement is not effective for a period in excess of fifteen (15) days at any time from the date Seller has received Shares pursuant to a Redemption Notice until the end of the Registration Period, each Share which Seller owns may, at Seller's option, upon delivery of written notice to Purchaser, be redeemed for cash in the amount of the greater of the Exchange Amount (as calculated at the time Seller redeemed the Units for such Share), or the average of the closing prices of the Shares on the NYSE (or if the Shares are no longer traded on the NYSE, the exchange on which Shares are traded) on each of the five (5) business days after the date of Purchaser's notice to Seller pursuant to this subsection. Purchaser shall pay the cash amount to Seller within eight (8) business days after the date of Purchaser's notice to Seller pursuant to this subsection.

         F. Purchaser will use its best efforts to cause the issuance and/or resale of the Shares to be registered or qualified under the securities or blue sky laws of such jurisdictions within the United States as Seller shall reasonably request; provided, however, that Purchaser shall not be required to (i) qualify as a foreign corporation or consent to a general and unlimited service of process in any jurisdictions in which it would not otherwise be required to be qualified or so consent or (ii) qualify as a dealer in securities. In addition and supplemental to the registration rights and other rights set forth in this Section 2 in favor of Seller, Seller shall also have the rights set forth in the Redemption and Registration Rights Agreement to be executed and delivered by Seller and Purchaser and Innkeepers USA Trust, in the form attached hereto as Exhibit J (the "Redemption Agreement"). In the event that the form of Redemption Agreement to be attached hereto as Exhibit J or the form of Partnership Agreement Amendment to be attached hereto as Exhibit K have not been completed on or before the date of this Agreement, then the parties agree to use their best efforts to prepare, negotiate and finalize the same to Seller's satisfaction not later than the end of the Study Period, and attach such finalized form as Exhibit J and/or Exhibit K, hereto as the case may be; provided, that the rights of Seller under the form of Redemption Agreement shall be customary for agreements of this kind, and shall be no less favorable to the Seller than are the rights of the holders of Class A Limited Partner Interests under Sections 8.05 and 8.06 of the Second Amended and Restated Agreement of Limited Partnership of the Purchaser in the draft form sent to Seller by Purchaser under cover letter dated September 11, 1996.

         G. Purchaser has delivered to Tri-State Commercial Closings ("Escrow Agent") the sum of One Hundred Thousand Dollars ($100,000.00) (such deposit, together with all interest accrued thereon, if any, to be hereinafter referred to collectively as the Deposit"). The Deposit shall be held in escrow by Escrow Agent pursuant to the terms of the Escrow Agreement (the "Escrow Agreement") to be entered into by the parties and Escrow Agent concurrently herewith.


                          3 SETTLEMENT AND CLOSING DATE

         A. Except as otherwise provided in this Agreement, the consummation of the transaction contemplated hereby (hereinafter referred to as either "Settlement" or "Closing"), shall occur on December 1, 1996 or the date set forth in a notice by Purchaser of an earlier Closing, provided, however, that such date shall not be earlier than five (5) business days from the Seller's receipt of such notice (the "Closing Date"). Possession of the Property shall be delivered to Purchaser at Closing, subject only to the Permitted Exceptions and guests of the Hotel.


                                 4 STUDY PERIOD

         A. Purchaser may elect to perform or have performed, at its expense, such studies and investigations of the Property as Purchaser deems desirable, including without limitation: (a) the physical condition and state of repair of the Property, including structural inspections of the improvements to the Property and inspections of all heating, ventilating, air conditioning, mechanical, electrical, plumbing, and related systems at the Property; (b) surveys, environmental studies, soil studies, and zoning studies; and (c) such other matters relating to the Property as Purchaser deems appropriate. In connection with such studies and investigations, Purchaser, and its representatives, agents, and employees, shall have the right to take reasonable samples of the Property's soil. Purchaser shall use best efforts to minimize damage to the Property, and not to interfere with Seller's operation of the Property, in conducting such studies and inspections. Seller hereby grants to Purchaser, and its representatives, agents, and employees, access to the Property at all reasonable times after no less than forty-eight (48) hours prior notice to Seller to permit the proper performance of such studies and investigations and the taking of soil samples, provided that, at Seller's option, Purchaser is accompanied by Seller's representative, agent or employee. Seller shall make a representative, agent or employee of Seller available to Purchaser at no cost to Purchaser in connection with the preceding sentence at reasonable times prior to Settlement upon reasonable prior notice. Notwithstanding anything to the contrary contained in this Agreement, (i) in the event Settlement does not occur hereunder for any reason, then Purchaser shall promptly restore any damage to the Property caused by Purchaser's tests or studies of the Property, in order to return the Property to its prior condition prior to such studies and investigations, and (ii) Purchaser shall indemnify, defend and hold harmless Seller from and against any and all costs (including reasonable attorneys' fees and costs), damages and liabilities, causes of action, or threats thereof, incurred by or asserted against Seller as a result of tests or studies conducted by or on behalf of Purchaser, or as a result of the access to the Property of Purchaser or its agents, employees, or contractors, including without limitation, claims for personal injury, property damage, and services rendered or materials furnished to or for the account of Purchaser.

         B. During the Study Period, the Seller shall make available to Purchaser, its agents, auditors, engineers, attorneys and other designees, for inspection copies of all existing architectural and engineering studies, surveys, title insurance policies and environmental reports relating to the Property which are in the Seller's possession. In providing such information to Purchaser, Seller makes no representation or warranty.

         C. In the event Purchaser is satisfied, in its sole and absolute discretion, with the results of the studies or investigations, then Purchaser may elect to proceed to Closing subject to the terms of this Agreement; provided that Purchaser makes such election by providing written notice thereof received by Seller during the period between the Effective Date and 5:00 p.m. on the forty-fifth (45th) day after the Effective Date (the "Study Period").
If for any reason Purchaser does not so notify Seller of its election to proceed to Closing prior to expiration of the Study Period, then this Agreement shall be terminated upon expiration of the Study Period. Upon termination of this Agreement in accordance with this Section, the Deposit shall be returned to Purchaser, provided that Purchaser has complied with the restoration and indemnification provisions of Section 4.A and the confidentiality requirements of Section 8.B, and Purchaser shall deliver to Seller all materials relating to the Property provided by Seller to Purchaser, and, if Seller so requests, an assignment agreement assigning all of Purchaser's right, title and interest in and to (if not contractually prohibited) all written studies and investigations prepared for Purchaser in connection with its study of the Property. In addition

Purchaser shall provide Seller with copies of all such written studies and investigations in its possession.

                                   5 TITLE

         A. Within thirty (30) days after the Effective Date, Purchaser shall use commercially reasonable efforts to obtain from a title insurance company (the "Title Company") reasonably acceptable to Seller a commitment to issue a title policy covering the Real Estate (the "Title Commitment") and deliver a copy thereof to Seller. In addition, within thirty (30) days after the Effective Date, Purchaser shall use commercially reasonable efforts to obtain and deliver to Seller a copy of an as-built ALTA survey of the Real Estate sufficient in form and substance to enable the Title Company to remove its standard survey exception (the "Survey"). Purchaser shall have the right to object, in its sole discretion, to any exceptions to the Title Commitment that it is unwilling to accept, or to any matter shown on the Survey other than the standard pre-printed exceptions set forth on Schedule A of the Title Commitment and the "Permitted Exceptions" referred to in Section 10.A by giving written notice to Seller and the Title Company, no later than the last business day before the end of the Study Period, stating the matters to which Purchaser objects and the reasons therefor. If Purchaser fails to provide timely such written objection, then Purchaser shall be deemed to have approved all matters affecting title to the Property and the Survey as of the date of the Title Commitment or the Survey, as applicable. If Purchaser so objects to any matter affecting title or the Survey, then Seller shall, within ten (10) days after receipt of such written notice, elect in writing, in its sole and absolute discretion, either to (a) endeavor to cure or remove any one (1) or more of such objections, or (b) terminate this Agreement.

         B. If Seller elects to endeavor to cure or remove any title objection or survey matter, Seller shall have a reasonable time determined by Seller from time to time, not to exceed forty-five (45) days, to endeavor to cure or remove same, which cure period shall extend the Closing Date. For purposes of this Agreement, the term "cure" shall include without limitation either of the following actions taken by Seller at Seller's sole cost and expense: (a) "bonding off" an objection or posting a letter of credit in connection therewith; or (b) obtaining an appropriate endorsement to Purchaser's title policy for the Property that reasonably protects Purchaser from an objection. In the event Purchaser provides notice pursuant to Section 3 of a Closing Date before December 1, 1996, Seller shall not be required to cure or remove any title objection or survey matter other than such defects, if any, consisting of deeds of trust, mechanics' liens, tax liens or other liens in a fixed sum, which Seller shall authorize Escrow Agent to pay and discharge at Closing from the Seller's proceeds. With the exception of liens arising after the date of the Title Commitment as a direct result of Seller's actions or inactions (e.g., judgment and mechanics' liens), Seller shall have no liability to Purchaser for any defects in or objections to title or the Survey or for failure to cure or remove any such defects or objections, and Purchaser's sole remedies with respect to any such defect or objection shall be the termination of this Agreement pursuant to this Section, whereupon Purchaser shall receive a return of the Deposit.


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

         C.      If Seller elects to terminate this Agreement pursuant to
Section 5.A or does not cure any title objection or survey matter which it has elected to cure pursuant to Section 5.A within forty-five (45) days from the date of such election to Purchaser's satisfaction, in its sole discretion, this Agreement shall be deemed terminated and the Deposit shall be returned to Purchaser.


                              6 SERVICE AGREEMENTS;
                          LEASES; MANAGEMENT AGREEMENT

         A. Purchaser shall assume all Contracts and Leases, other than those Contracts and Leases marked with an asterisk on Exhibit D which shall be retained by Seller as the manager of the Property pursuant to the Management Agreement (herein defined). Seller shall cause all other Contracts and Leases to be canceled or terminated without penalty to Purchaser to be effective as of the Closing Date. For all Contracts and Leases assumed by Purchaser, Purchaser shall indemnify and hold Seller harmless from any loss, liability or damage arising therefrom as a result of any acts or omissions occurring after the Closing Date. Seller shall indemnify and hold harmless Purchaser from any loss, liability or damage arising from (i) all acts and omissions occurring on or before the Closing Date with respect to those Contracts and Leases assumed by the Purchaser and (ii) all acts and omissions with respect to those Contracts and Leases not assumed by the Purchaser.

         B. Purchaser and Seller agree that the form of Management Agreement attached hereto as Exhibit E ("Management Agreement") has been approved by each party and that each party shall execute such Management Agreement at Closing. In the event that the form of Management Agreement to be attached hereto as Exhibit E has not been completed on or before the date of this Agreement, then the parties agree to use their best efforts to prepare, negotiate and finalize the same to Seller's satisfaction not later than the end of the Study Period, and to attach such finalized form as Exhibit E hereto.

                        7 REPRESENTATIONS AND WARRANTIES

         A. Seller represents and warrants to Purchaser as of the Effective Date as follows:

                 1. Seller is the record owner of the Real Estate and has title to all Tangible Personal Property and Intangible Personal Property. Seller has marketable and insurable title to the Real Estate free and clear of all liens and encumbrances except the "Permitted Exceptions" described in
Section 10.A.1 below.

                 2. The execution, delivery and performance of this Agreement by Seller has been duly authorized and approved by all requisite corporate action. All documents delivered by delivered by Seller to Purchaser, now or at Closing, have been or will be duly authorized, executed and delivered by Seller; are or will be legal, valid and binding obligations of Seller,


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

sufficient to convey title; are or will be enforceable in accordance with their respective terms; and do not and will not require the consent of any other parties whatsoever.

                 3. Seller is not a "foreign person," as defined in the federal Foreign Investment in Real Property Tax Act of 1980 and the 1984 Tax Reform Act, as amended (the "federal tax law").

                 4. Seller is a corporation organized and in good standing under the laws of the State of Delaware; has the power to enter into this Agreement and to consummate the transactions provided for herein;
and has the right to transfer the Property without the further agreement of any other person, entity or governmental authority.

                 5. The undersigned officer has full power, authority and legal right to enter into this Agreement and to consummate the transaction provided for herein.

                 6. Neither the entering into of this Agreement nor the consummation of the transaction contemplated hereby will constitute or result in a violation or breach by Seller of its Articles of Incorporation, Bylaws or other corporate documents or any contract or other instrument to which it is a party, or to which it is subject.

                 7. There is no action, suit, proceeding or investigation pending, or the best of Seller's actual knowledge, threatened against the Property or which contests Seller's title to the Property, which would prevent the transaction contemplated by this Agreement or any action taken pursuant hereto in any court or before or by any federal, district, county or municipal department, commission, board, bureau, agency or other governmental instrumentality.

                 8. Seller has not entered into any lease or agreement to lease any portion of the Property except for the Leases.

                 9. Seller has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by Seller's creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Seller's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Seller's assets, (v) admitted in writing its inability to pay its debts as they come due or (vi) made an offer of settlement, extension or composition to its creditors generally.

                 10. Seller has not received written notice of any special taxes or assessments relating to the Property or any part thereof or any planned public improvements that may result in a special tax or assessment against the Property.

                 11. Stacy Sylvester and Steve Jasper (property manager and regional controller) have not received written notice within the past twelve (12) months of any existing violation of any provision of any applicable material building, zoning, subdivision, environmental or other governmental ordinance, resolution, statute, rule, order or regulation, including but not limited to those of environmental agencies or insurance boards of underwriters, with respect to the ownership, operation, use, maintenance or condition of the Property or any part thereof, or requiring any repairs or alterations other than those that have been made prior to the date hereof.

                 12. Seller has received no written notice of any condemnation or eminent domain proceeding pending or threatened against the Property or any part thereof.

                 13. Seller has not intentionally misstated any financial information regarding the Property that it has provided Purchaser. To the best of Seller's actual knowledge, such financial information is true and complete in all material respects.

                 14. All of the Tangible Personal Property and Intangible Personal Property being conveyed by Seller to Purchaser is free and clear of all liens, leases and other encumbrances. Seller has the right to convey the Tangible Personal Property and the Intangible Personal Property in accordance with the terms of the Agreement (subject to any restrictions on the use of such items under the Management Agreement).

                 15. Seller represents and warrants that Seller shall not be required to comply with the provisions of any bulk sales laws in connection with the transaction contemplated herein.

                 16. Seller has received, reviewed, been given the opportunity to ask questions of representatives of the Purchaser and Innkeepers USA Trust regarding, and understands Purchaser's partnership agreement, as amended, and each filing of Innkeepers USA Trust under the Securities Exchange Act of 1934, as amended, and any other information provided by Purchaser to Seller regarding the same. Seller is an "accredited investor" as defined under Regulation D promulgated under the Securities Act of 1933, as amended.

                 17. The Seller represents and warrants that it has obtained from its own counsel advice regarding the tax consequences of (i) the transfer of the Property to the Purchaser and the receipt of cash and the Units as consideration therefor, (ii) its admission as a partner of Purchaser, and
(iii) any other transaction contemplated by this Agreement. Seller further represents and warrants that it has not relied on Purchaser or Purchaser's representatives or counsel for such advice.

                 18. Except as disclosed in any existing environmental reports provided to Purchaser pursuant to Section 4.B, Seller has no actual knowledge: of the presence of any "Hazardous Substances" (as defined below) on the Property, or any portion thereof (other than cleaning fluids and the like in quantities typically found in hotel properties), or, of any spills, releases, discharges, or disposal of Hazardous Substances that have occurred or are presently occurring on or onto the Property, or any portion thereof, or of the presence of any PCB transformers serving, or stored on, the Property, or any portion thereof, and Seller has not received notice of any failure to comply with any applicable local, state and federal environmental laws, regulations, ordinances and administrative and judicial orders relating to the generation, recycling, reuse, sale, storage, handling, transport and disposal of any Hazardous Substances (as used herein, "Hazardous Substances" shall mean any substance or material defined as a hazardous or toxic substance or waste by any Environmental Authority, and Hazardous Substances shall include, but not be limited to, hydrocarbons, petroleum, gasoline, crude oil, or any products, by-products or components thereof, and asbestos except to the extent such substances or materials are present in quantities typically found in hotel properties).

For purposes of this Section 7.A, Seller's actual knowledge shall mean the actual knowledge of Stacy Sylvester, property manager, and Steve Jasper, regional controller.

         B. Purchaser hereby represents and warrants to Seller and agrees and acknowledges that:

                 1. All documents delivered by Purchaser to Seller, now or at Closing, have been or will be duly authorized, executed and delivered by Purchaser; are or will be legal, valid and binding obligations of the Purchaser; are or will be enforceable in accordance with their respective terms; and do not and will not require the consent of any other parties whatsoever.

                 2. Purchaser is a limited partnership organized and in good standing under the laws of the Commonwealth of Virginia and has the power to enter into this Agreement and to consummate the transactions provided for herein.

                 3. The undersigned has full power, authority and legal right to enter into this Agreement and to consummate the transactions provided for herein.

                 4. Neither the entering into of this Agreement nor the consummation of the transaction contemplated hereby will constitute or result in a violation or breach by Purchaser of its partnership agreement, or any contract or other instrument to which it is a party, or to which it is subject or by which it or any of its assets or properties may be bound.

                 5. Neither the entering into of this Agreement nor the consummation of the transaction contemplated hereby will constitute or result in a violation or breach by Purchaser of any judgment, order, writ, injunction or decree issued against or imposed upon it, or will result in a violation of any applicable law, order, rule or regulation or any governmental authority. There is no action, suit, proceeding or investigation pending, or to the best of Purchaser's knowledge, threatened which would prevent the transaction contemplated by this Agreement or which would question the validity or enforceability of the transaction contemplated by this Agreement or any action taken pursuant hereto in any court or before or by any federal, district, county or municipal department, commission, board, bureau, agency or other governmental instrumentality.

                 6. Purchaser has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by Purchaser's creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Purchaser's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Purchaser's assets, (v) admitted in writing its inability to pay its debts as they come due or (vi) made an offer of settlement, extension or composition to its creditors generally.

                 7. Between the date hereof and the date of Closing, Seller will maintain its books of account and records in the usual, regular and ordinary manner. All advance room bookings and reservations and all meetings and function bookings shall continue to be booked at rates, prices and charges heretofore customarily charged by Seller for such purposes. Seller shall deliver to Purchaser periodic operating reports showing the income and expenses of the Hotel in the form previously provided.

         C. EXCEPT AS EXPRESSLY SET FORTH TO THE CONTRARY IN SECTIONS 7.A AND 8.A.2 OF THIS AGREEMENT, THE PROPERTY, INCLUDING, WITHOUT LIMITATION, THE ROOF, ALL STRUCTURAL COMPONENTS (SUCH AS ITS FOUNDATION, SLAB, BEARING WALLS, AND COLUMNS), ALL HEATING, VENTILATING, AIR CONDITIONING, MECHANICAL, PLUMBING, AND ELECTRICAL SYSTEMS, AND ALL OTHER PARTS OF THE BUILDING LOCATED ON THE PROPERTY, WILL BE CONVEYED IN ITS "AS-IS" "WHERE-IS" CONDITION ON THE CLOSING DATE. PURCHASER ACKNOWLEDGES THAT IN PURCHASING THE PROPERTY, PURCHASER HAS BEEN GIVEN THE OPPORTUNITY TO INVESTIGATE AND STUDY THE PROPERTY, INCLUDING WITHOUT LIMITATION, THE OPPORTUNITY TO CONDUCT ITS OWN PHYSICAL AND ENVIRONMENTAL INSPECTIONS AND OTHER STUDIES, AND THAT PURCHASER IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY OF SELLER (OR ITS REPRESENTATIVES, AGENTS OR EMPLOYEES) REGARDING THE PHYSICAL, ENVIRONMENTAL OR OTHER CONDITIONS OF THE PROPERTY; AND, SELLER SPECIFICALLY DISCLAIMS MAKING ANY SUCH REPRESENTATION OR WARRANTY.


                         8 COVENANTS PRIOR TO SETTLEMENT

         A.      Seller covenants and agrees with Purchaser that:

                 1. Without the prior written approval of Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed for a period in excess of five (5) days, Seller shall not, from the Effective Date until the Closing Date: (a) make or permit to be made any material physical changes or material physical alterations to or upon the Property or any part thereof, except as the result of an emergency or governmental order; (b) enter into or extend any agreements affecting all or any part of the Property that will survive the Closing Date;

(c) assign, transfer, convey, hypothecate, pledge, create a security interest in or lien upon the Property, unless same shall be removed prior to Settlement; or (d) grant any easement or right-of-way across the Property that would (i) materially-adversely affect the title to the Property as it exists on the Effective Date, except to cure title objections raised by Purchaser, or (ii) restrict, limit or prohibit in any materially-adverse respect Purchaser's use of the Property. Notwithstanding the immediately preceding sentence, Seller and Purchaser agree to use their best efforts to agree upon a punch list of repairs to the Property within ten (10) days after the Effective Date of this Agreement. Seller further agrees to complete the repairs identified on the punch list on or before Closing, or in the event the Closing Date is before December 1, 1996, as soon after Closing as practical, to the reasonable satisfaction of Purchaser.

                 2. Seller shall maintain the Property, or cause the Property to be maintained, in its present order and condition (ordinary wear and tear and damage by casualty excepted) until the Closing Date.

                 3. Seller shall operate the Hotel in a good and diligent manner consistent with prior practice and will use its reasonable efforts to:

                          a. work with Purchaser to preserve present relationships with suppliers, customers, employees, and other persons having business dealings with Seller,

                          b.      maintain present hours of operation,

                          c.      maintain the good reputation of the Hotel, and

                          d. solicit and confirm reservations for the Hotel in accordance with customary practice, subject only to variations therefrom approved by Purchaser.

                 4. Seller shall continue to maintain all of Seller's insurance policies relating to the Property, or any part thereof, in full force and effect and shall continue such policies subsequent to the Closing Date pursuant to the Management Agreement.

                 5. Seller shall terminate as of the Closing Date each of the Contracts and Leases that is required to be terminated pursuant to Section 6 hereof.

                 6. Seller shall deliver at Closing title to the Tangible Personal Property and the Intangible Personal Property free and clear of liens and encumbrances except the Permitted Exceptions.

                 7. Between the date hereof and the date of Closing, Seller will maintain its books of account and records in the usual, regular and ordinary manner. All advance room bookings and reservations and all meetings and function bookings shall continue to be booked at rates, prices and charges heretofore customarily charged by the Seller for such purposes. Seller shall deliver to the Purchaser periodic operating reports showing the income and expenses of the Hotel in the form previously provided.

                 8. Seller shall provide access by Purchaser's representatives to financial information for the Property for preparation by Purchaser's representatives of audited financial statements in conformity with Regulation S- X of the Securities and Exchange Commission (the "Commission") and to enable them to prepare a registration statement, report or disclosure statement for filing with the Commission.

         B. Purchaser covenants and agrees with Seller that Purchaser shall not disclose, to any person other than a "Permitted Person" (as hereinafter defined), (i) the findings of any studies or investigations of the Property conducted by, on behalf of, or at the request of Purchaser or (ii) the terms of this Agreement other than the Purchase Price, the allocation of the Purchase Price between cash and the Units, the name of the Hotel, and the number of rooms, provided, however, that each such disclosure shall include a statement that Marriott by Residence Inn is retaining the management of the Hotel. For purposes of this Agreement, the term "Permitted Person" shall mean: the officers and directors of Purchaser; the employees of Purchaser who are involved in the acquisition of the Property; persons retained by Purchaser to conduct studies or investigations of the Property; Purchaser's auditors, accountants, lenders, and attorneys who have responsibility for participating in the sale transaction; governmental officials contacted as part of Purchaser's study of the Property, provided that Purchaser notifies Seller in advance of such contact and provides Seller with the opportunity to participate; and governmental agencies or auditors to whom disclosure is necessary because of the nature of Purchaser's business or the results of Purchaser's studies, provided that Purchaser notifies Seller in advance of such disclosure and provides Seller with the opportunity to participate. In making a disclosure to any Permitted Person, Purchaser shall instruct such Permitted Person to treat confidentially the terms of this Agreement, the details of this transaction, and the results of its studies. Notwithstanding anything herein to the contrary, Seller hereby consents to the disclosure of the information with respect to the Hotel set forth in the Registration Statement.


                    9 DAMAGE, DESTRUCTION AND CONDEMNATION

         A. In the event of any insured fire or other insured casualty to the Property or any part thereof prior to Settlement that would cost ten percent (10%) of the Purchase Price or less to repair or replace, as estimated by Seller's insurer, a person or company selected by Seller, then Seller shall provide prompt notice of such casualty to Purchaser and the transaction contemplated herein shall be consummated, and Seller, at Seller's option, shall either complete such repairs or replacement or shall assign to Purchaser Seller's right to receive any insurance proceeds related to the cost of such repair or replacement and pay over to Purchaser the amount of any required deductible or co-insurance. In no event shall there be any reduction in the Purchase Price as a result of such fire or casualty.

         B. In the event of any fire or other casualty to the Property or any part thereof prior to Settlement that is either uninsured or would cost more than ten percent (10%) of the Purchase Price to repair or replace, as estimated by Seller's insurer or a person or company selected by Seller, then Seller shall provide prompt notice of such casualty to Purchaser and either party shall have the right to terminate this Agreement by written notice to the other no later than the date that is fifteen (15) days after notice of such event. The Closing Date shall, if necessary, be extended to coincide with the expiration of such fifteen (15) day period. If either party so elects to terminate this Agreement, then the Deposit shall be returned to Purchaser in accordance with Section 12.B; provided that if such damage or destruction was caused directly or indirectly by an act or omission of Purchaser or its representatives, agents or employees, then Purchaser shall not be entitled to any such return of the Deposit, and the Deposit shall be delivered to Seller in accordance with Section 12.D. If neither party so elects to terminate this Agreement, then the transaction contemplated herein shall be consummated, Seller shall assign to Purchaser Seller's right to receive any insurance proceeds related to the cost of such repair or replacement and pay over to Purchaser the amount of any required deductible or co-insurance, and there shall be no reduction in the Purchase Price.

         C. In the event any condemnation proceedings are instituted with respect to all or any portion of the Real Estate, then Seller shall promptly notify Purchaser thereof. If such condemnation applies to ten percent (10%) or more of the Real Estate, then Seller and Purchaser shall each have the option to terminate this Agreement upon written notice to the other given within five
(5) days after delivery of Seller's notice to Purchaser, in which event the Deposit shall be returned to Purchaser in accordance with Section 12.B. If this Agreement is not so terminated, then Purchaser shall consummate the purchase of the Property without reduction in the Purchase Price. In the event Purchaser consummates the purchase of the Property, then the right to collect any condemnation award shall be assigned by Seller to Purchaser. Seller shall not agree to or accept any compromise or condemnation award without obtaining Purchaser's written approval thereof, which shall not be unreasonably withheld, conditioned or delayed.

                         10 CONDITIONS TO SETTLEMENT

         A. The obligation of Purchaser to purchase the Property in accordance with this Agreement is subject to the following conditions:

                 1. Good, marketable and insurable fee simple title to the Real Estate shall be conveyed to Purchaser at Settlement subject only to the "Permitted Exceptions" (as hereinafter defined). The term "Permitted Exceptions" shall mean: (a) the lien of real estate taxes and water and sewer charges not yet due and payable; (b) all matters revealed in the Title Commitment or of record as of the date of the Title Commitment and approved or deemed approved by Purchaser; (c) all matters shown on the Survey and approved or deemed approved by Purchaser, (d) all matters shown on a UCC lien search of the financing records of Cumberland County and the financing records of the State of Maine and approved or deemed approved by Purchaser; and (e) all building, zoning, environmental, and other state, county or federal laws, codes, and regulations (whether existing or proposed) affecting the Real Estate, including all proffers, special exceptions, conditions, site plan approvals, and other similar matters, if any, related to the zoning of the Real Estate.

                 2. Seller shall have cured or removed, within the time period for cure or removal, any title or survey matter that Seller has agreed to endeavor to cure or remove pursuant to Section 5.B., if any.

                 3. Seller shall have complied in all material respects with Seller's covenants in Section 8 and Section 11.A.

                 4. If requested by the Title Company, Seller shall have executed and delivered to the Title Company an owner's affidavit in substantially the form attached hereto as Exhibit F with respect to claims that would give rise to mechanics' liens, other than those (if any) deemed to be Permitted Exceptions, and parties in possession of the Real Estate. In the event the form of owner's affidavit to be attached hereto as Exhibit F has not been completed on or before the date of this Agreement, then the parties agree to use their best efforts to prepare, negotiate and finalize the same to Seller's satisfaction not later than the end of the Study Period, and to attach such finalized form as Exhibit F hereto.

                 5. All of Seller's representations and warranties made in this Agreement shall be true and correct as of the date hereof and as of the date of Closing as if then made in all material respects. Seller shall have performed all of its covenants and other obligations under this Agreement in all material respects.

         B. Any of the conditions to Purchaser's obligations set forth in this Agreement may be waived, in whole or in part, in Purchaser's sole discretion.

         C. In the event any of the conditions precedent to Settlement set forth in Section 10.A are not satisfied (or deemed satisfied pursuant to Section 10.B or Section 10.D) on or before the Closing Date, then Purchaser shall, on or before the Closing Date, notify Seller in writing of the nature of such unsatisfied condition(s), and Seller shall have the right, in Seller's sole discretion, (a) to extend the date of Settlement beyond the Closing Date for the specific period of time that is set forth in this Agreement to permit certain conditions to be cured or satisfied (e.g., the curing of title objections pursuant to Section 5.B), or, if no time period is stated, for a reasonable period of time selected by Seller, not to exceed sixty (60) days, to permit such condition to be satisfied (which extended date shall become the Closing Date), or (b) on the Closing Date (as such may be extended), to terminate this Agreement by written notice to Purchaser.

         D. Notwithstanding anything in this Agreement to the contrary, if Purchaser has actual knowledge that any condition precedent to Purchaser's obligations set forth in this Agreement is not satisfied, and notwithstanding such actual knowledge, Purchaser elects to consummate its purchase of the Property at Settlement, then Purchaser shall be deemed to have waived such representation, warranty, or condition precedent.

         E. The obligation of the parties to purchase and sell the Property pursuant to this Agreement is conditioned upon receipt by the parties of a fully executed management agreement among Purchaser, as owner of the Property, JF Hotel, Inc., a Virginia corporation, as lessee of the Property, and Residence Inn by Marriott, Inc., as manager of the Property, in substantially the same form as agreed upon pursuant to Section 6.B. (the "Management Agreement"). In addition, the obligation of Seller to sell the Property is further conditioned upon Purchaser's funding of any working capital pursuant to the Management Agreement and the negotiation and completion to Seller's satisfaction of the Redemption Agreement and the Partnership Agreement Amendment.


                              11 CLOSING EVENTS

         A. At Settlement, Seller shall deliver to Purchaser the following:

                 1. A fully-executed special warranty deed in the form attached hereto as Exhibit G conveying the Real Estate, in fee simple, to Purchaser;

                 2. A fully-executed bill of sale in the form attached hereto as Exhibit H conveying the personal property to be delivered to Purchaser pursuant to this Agreement;

                 3. A certificate certifying that Seller is not a foreign person, corporation or partnership or state within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended;

                 4. Originals or copies, as available, of the Licenses, Contracts, Leases, Guarantees and Plans and Specifications;

                 5. An original counterpart of the Management Agreement, executed by Seller;

                 6. An original counterpart of the Redemption Agreement attached hereto as Exhibit J, executed by Seller;

                 7. An original counterpart of the Partnership Agreement Amendment attached hereto as Exhibit K (the "Partnership Agreement Amendment"), executed by Seller;

                 8. A certificate affirming the Seller's representations and warranties set forth in Section 7.A., subject to any fact, circumstance or condition described therein which would change, contradict, render incomplete or breach Seller's representations and warranties contained herein; and

                 9. Any other document or instrument reasonably requested by Purchaser or required by this Agreement.

         B.      At Settlement, Purchaser shall:

                 1. Pay to Seller $5,304,000.00 of the Purchase Price in cash, by bank wire transfer of immediately-available federal funds;

                 2. Deliver to Seller certificates evidencing Seller's ownership of the Units and such other documentation evidencing Seller's ownership of the Units and Seller's redemption rights with respect to the Units as Seller may reasonably require;

                 3. An original counterpart of the Management Agreement, executed by the Purchaser and JF Hotel, Inc., a Virginia corporation;

                 4. An original counterpart of the Redemption Agreement, executed by Purchaser and Innkeepers USA Trust;

                 5. An original counterpart of the Partnership Agreement Amendment, executed by all parties thereto other than Seller; and

                 6. Any other document or instrument reasonably requested by Seller or required by this Agreement.

         C. The Deposit and interest thereon, if any, shall be credited to the cash portion of the Purchase Price and paid to Seller at Settlement.

         D.      At Settlement, Seller and Purchaser shall each:

                 1. Deliver to the Title Company, as closing agent, and to the other party, evidence reasonably sufficient to satisfy the Title Company that:

                          a.      Such party is duly organized;

                          b.      As of the date of Settlement, such party is
validly existing, qualified to do business and in good standing in the state of its formation; and

                          c.      The execution, delivery and performance of
this Agreement has been duly authorized and approved by all requisite corporate or partnership action, as applicable.

                 2. Execute and deliver to each other an assignment and assumption agreement (the "Assignment and Assumption Agreement") in the form attached hereto as

Exhibit I with respect to the documents, materials and items to be assigned to Purchaser hereunder.

         E. Settlement shall be held in the offices of Seller, at 9:00 a.m. on the Closing Date or on such business day and at such time before the Closing Date reasonably acceptable to Seller and Purchaser (such prior date to be deemed the "Closing Date"). The delivery of the documents and the payment of the sums to be delivered and paid at Settlement shall be accomplished through the Title Company.

         F. Seller shall pay one-half of all state, county and municipal taxes imposed by law on the transfer of the Property, any release fees for existing liens, and Seller's cost of preparing the instruments of conveyance described in Section 11.A. Purchaser shall pay one-half of all state, county and municipal taxes imposed by law on the transfer of the Property, the costs of recording the special warranty deed, the cost of the Title Company for conducting Settlement, the cost of preparing any survey obtained by Purchaser, the cost of the Title Commitment and the owner's title insurance policy, and all other settlement costs. Each party shall pay its own attorneys' fees in connection with the conveyance of the Property.

         G. Seller shall be entitled to and responsible for all income, cost and expense which accrues up to the day preceding Closing. Purchaser shall be entitled to and responsible for all income, cost and expense accruing as of the Closing Date and thereafter. In accordance with the foregoing, closing adjustments will be made as follows:

                 1. All real estate taxes, personal property taxes, gross receipt taxes, ad valorem taxes and assessments and other state, county or city taxes, fees, charges and assessments affection the Property shall be prorated as of the Closing Date on an accrual basis based on the most recent ascertainable amounts of or other reliable information in respect to each such item of income and expense. Any net credit due to Seller as a result of such prorations shall be paid in cash by Purchaser at Closing. Any net credit due to Purchaser as a result of such prorations shall be credited against the Purchase Price.

                 2. The following items shall be prorated as of the Closing Date on an accrual basis based on the most recent ascertainable amounts of or other reliable information in respect to each such item of income and expense, and the net amount owed to Purchaser or Seller, as the case may be, shall be paid in cash not later than forty-five (45) days after Closing:

                          a.      Utility charges, unless a meter reading is
obtained.

                          b.      Income from the operation of the Hotel
including, but not limited to, leases and concession agreements with third parties, room rentals, restaurant, telephone, room service and other charges due from guests or other customers (Seller and Purchaser shall each be entitled to receive a credit equal to one-half (1/2) of the amount of the transient guest room rentals for the full night preceding the Closing.